UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 13)

Under the Securities Exchange Act of 1934

Atlantica Sustainable Infrastructure plc

(Name of Issuer)

Ordinary Shares, nominal value $0.10 per share

(Title of Class of Securities)

G0751N103

(CUSIP Number)

Jennifer Tindale

Algonquin Power & Utilities Corp.

354 Davis Road, Suite 100

Oakville, ON L6J 2X1

Michael J. Aiello

Matthew Gilroy

Weil, Gotshal & Manges LLP

767 5th Avenue

New York, New York 10153

(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Algonquin Power & Utilities Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 48,206,007[1]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 48,962,925

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,962,925
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 42.2%
14	TYPE OF REPORTING PERSON: CO, HC

1

Except as set forth in Item 6 below in connection with the Scheme (as defined below), as disclosed in Item 6 of Amendment No. 5 to the Schedule 13D filed on May 13, 2019, in the section entitled “Enhanced Cooperation Agreement,” during the Standstill Period, shares acquired by Algonquin pursuant to the Enhanced Cooperation Agreement in excess of forty-one and a half percent (41.5%) will be voted in each general meeting of the Issuer in the same manner as voted by members or shareholders of the Issuer, as applicable, other than the Investors.

1	NAMES OF REPORTING PERSONS: Algonquin (AY Holdco) B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 48,206,007[2]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 48,962,925

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,962,925
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 42.2%
14	TYPE OF REPORTING PERSON: CO, HC

2

Except as set forth in Item 6 below in connection with the Scheme (as defined below), as disclosed in Item 6 of Amendment No. 5 to the Schedule 13D filed on May 13, 2019, in the section entitled “Enhanced Cooperation Agreement,” during the Standstill Period, shares acquired by Algonquin pursuant to the Enhanced Cooperation Agreement in excess of forty-one and a half percent (41.5%) will be voted in each general meeting of the Issuer in the same manner as voted by members or shareholders of the Issuer, as applicable, other than the Investors.

1	NAMES OF REPORTING PERSONS: Liberty (AY Holdings) B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 48,206,007[3]
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 48,962,925

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 48,962,925
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 42.2%
14	TYPE OF REPORTING PERSON: CO

3

Except as set forth in Item 6 below in connection with the Scheme (as defined below), as disclosed in Item 6 of Amendment No. 5 to the Schedule 13D filed on May 13, 2019, in the section entitled “Enhanced Cooperation Agreement,” during the Standstill Period, shares acquired by Algonquin pursuant to the Enhanced Cooperation Agreement in excess of forty-one and a half percent (41.5%) will be voted in each general meeting of the Issuer in the same manner as voted by members or shareholders of the Issuer, as applicable, other than the Investors.

Item 1. Security and Issue

This Amendment No. 13 (this “Amendment No. 13”) to the Schedule 13D initially filed on March 9, 2018 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on April 27, 2018, as amended by Amendment No. 2 filed on November 21, 2018, as amended by Amendment No. 3 filed on November 27, 2018, as amended by Amendment No. 4 filed on February 15, 2019, as amended by Amendment No. 5 filed on May 13, 2019 (“Amendment No. 5”), as amended by Amendment No. 6 filed on May 24, 2019, as amended by Amendment No. 7 filed on June 3, 2019, as amended by Amendment No. 8 filed on April 6, 2020, as amended by Amendment No. 9 filed on December 10, 2020, as amended by Amendment No. 10 filed on January 7, 2021, as amended by Amendment No. 11 filed on August 4, 2021, as amended by Amendment No. 12 filed on May 10, 2022 with the Securities and Exchange Commission on behalf of Algonquin Power & Utilities, Corp. (“Algonquin”), Algonquin (AY Holdco) B.V. (“AY Holdco”), and Liberty (AY Holdings) B.V. (“AY Holdings”) (collectively, the “Reporting Persons”), relates to the ordinary shares, nominal value of $0.10 per share (“Ordinary Shares”), of Atlantica Sustainable Infrastructure plc (the “Issuer”), a public limited company incorporated under the laws of England and Wales, as described herein in more detail. The Issuer’s principal executive offices are located at Great West House, GW1, 17th Floor, Great West Road, Brentford, United Kingdom TW8 9DF. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Original Schedule 13D.

Item 2. Identity and Background

Item 2 is hereby amended as follows:

Schedule A to the Original Schedule 13D is hereby amended and restated as set forth on Schedule A to this Amendment No. 13 and incorporated by reference herein are the names, business addresses, present principal occupations or employments, and citizenship of each director and executive officer of the Reporting Persons.

(d), (e) During the last five years, none of the Reporting Persons and none of the persons set forth on Schedule A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4. Identity and Background

Item 4 is hereby amended as follows:

The information set forth in amended Item 6 below is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 is hereby amended as follows:

On May 27, 2024, the Issuer and California Buyer Limited, a private limited company incorporated in England and Wales (“Bidco”), a vehicle controlled by funds managed or advised by Energy Capital Partners (“ECP”) and which includes a large group of institutional co-investors, entered into a Transaction Agreement (the “Transaction Agreement”), which provides, among other things, that subject to the satisfaction or waiver of the conditions set forth therein, Bidco, will acquire the entire issued and to be issued share capital of the Issuer pursuant to a scheme of arrangement under Part 26 of the U.K. Companies Act 2006 (the “Scheme” and such acquisition, the “Transaction”).

Voting Agreement

On May 27, 2024, in connection with the execution of the Transaction Agreement, Algonquin and AY Holdings, direct and indirect shareholders of the Issuer, respectively, entered into a Voting and Transaction Support Agreement with Bidco and the Issuer (the “Support Agreement”). Pursuant to the Support Agreement, Algonquin and AY Holdings agreed, among other things, to vote their Ordinary Shares in favor of the approval and authorization of the Transaction Agreement and the Scheme at the Issuer shareholder meetings and against any competing transaction and, subject to certain exceptions, not to transfer any of their Ordinary Shares.

As of May 27, 2024, AY Holdings owned (and Algonquin had an indirect interest in) an aggregate of approximately 42.2% of the outstanding Ordinary Shares. As described below, in connection with the Transaction and the Scheme, the Issuer has agreed to waive the voting restrictions set forth in Clause 3 of the Enhanced Cooperation Agreement, dated May 9, 2019, by and among Algonquin, Liberty Development Energy Solutions B.V. (“Liberty Development”) and the Issuer (the “Enhanced Cooperation Agreement”). As a result, Algonquin and AY Holdings will be able to vote all of the Ordinary Shares they hold in connection with the Transaction and the Scheme.

The Support Agreement will terminate upon termination of the Transaction Agreement and certain other events specified therein, provided that if the Transaction Agreement is terminated due to the Issuer entering into a definitive transaction for a Superior Proposal (as defined in the Transaction Agreement), the Support Agreement will only terminate if the consideration in such transaction is at least 3.5% higher than the per share consideration set forth in the Transaction Agreement.

The description of the Support Agreement above is not complete and is qualified in its entirety by the full text thereof, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Letter Agreement

On May 27, 2024, in connection with the execution of the Transaction Agreement and the Support Agreement, the Issuer, Algonquin and Liberty Development entered into a letter agreement (the “Letter Agreement”) pursuant to which, among other things:

•	the Issuer agreed to waive the voting restrictions set forth in Clause 3 of the Enhanced Cooperation Agreement, solely in relation to the transactions contemplated by the Transaction Agreement;

•	certain related party agreements between the Issuer, Liberty Development and Algonquin will terminate when the Scheme becomes effective;

•

the Issuer agreed that Algonquin’s and Liberty Development’s obligations (i) under Article 4 of the Shareholders Agreement, dated March 5, 2018, by and among Algonquin, Liberty Development and the Issuer (the “Shareholders Agreement”), which governs the standstill and (ii) Clauses 2 and 3 of the Enhanced Cooperation Agreement, which govern the standstill and voting rights of Algonquin shall terminate upon the earliest of (a) the expiration of the Standstill Period (as defined in the Shareholders Agreement), (b) the termination of the Shareholders Agreement, (c) the termination of the Transaction Agreement and (d) the termination of the Support Agreement; and

•

the Issuer and Algonquin agreed that (i) the transfer restrictions in the Shareholder Agreement by and between Atlantica Yield Energy Solutions Canada Inc. (“AYES Canada”), Algonquin Power Co. (“APCo”), AYES International UK Limited and the Issuer (f/k/a Atlantica Yield plc), dated as of May 24, 2019 (the “AYES Shareholder Agreement”) and the General Partnership Agreement, dated May 9, 2019, by and between AYES Canada and APCo (the “Partnership Agreement”) do not apply to an indirect change of control to any of the parties to the AYES Canada Shareholder Agreement or the Partnership Agreement and (ii) a certain provision of the articles of association, if and when adopted in connection with the Scheme, shall govern any exercise of Algonquin’s exchange rights under such AYES Canada Shareholder Agreement.

The description of the Letter Agreement above is not complete and is qualified in its entirety by the full text thereof, which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

99.1	Voting and Transaction Support Agreement, dated May 27, 2024, by and among California Buyer Limited, Atlantica Sustainable Infrastructure plc, Algonquin Power & Utilities Corp. and Liberty (AY Holdings), B.V.

99.2	Letter Agreement, dated May 27, 2024, by and among Atlantica Sustainable Infrastructure plc, Algonquin Power & Utilities Corp. and Liberty Development Energy Solutions B.V.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2024

ALGONQUIN POWER & UTILITIES CORP.

By:	/s/ Darren Myers
Name: Darren Myers
Title: Chief Financial Officer

By:	/s/ Jennifer Tindale
Name: Jennifer Tindale
Title: Chief Legal Officer

ALGONQUIN (AY HOLDCO) B.V.

By:	/s/ Dana Easthope
Name: Dana Easthope
Title: Director A

LIBERTY (AY HOLDINGS) B.V.

By:	/s/ Dana Easthope
Name: Dana Easthope
Title: Director A

Schedule A

Directors and Executive Officers of the Reporting Persons

The following tables set forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons:

ALGONQUIN POWER & UTILITIES CORP. DIRECTORS

Name	Business Address	Principal Occupation or Employment	Citizenship

Kenneth Moore	70 University Avenue, Suite 1400 Toronto, Ontario M5J 2M4	Managing Partner, NewPoint Capital Partners Inc.	Canada

Melissa Stapleton Barnes	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Director, Algonquin Power & Utilities Corp.	USA

Amee Chande	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Corporate Director and Strategy Consultant	Canada USA UK

Dan Goldberg	160 Elgin Street, Suite 2100 Ottawa, Ontario K2P 2P7	President and Chief Executive Officer, Telesat Corporation	Canada USA

Christopher Huskilson	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Director, Algonquin Power & Utilities Corp.	Canada

D. Randy Laney	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Director, Algonquin Power & Utilities Corp.	USA

Masheed H. Saidi	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Director, Algonquin Power & Utilities Corp.	USA

Dilek L. Samil	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Director, Algonquin Power & Utilities Corp.	USA

David Levenson	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Director, Algonquin Power & Utilities Corp.	Canada France

Brett C. Carter	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Director, Algonquin Power & Utilities Corp	USA

ALGONQUIN POWER & UTILITIES CORP. EXECUTIVE OFFICERS

Name	Business Address	Principal Occupation or Employment	Citizenship

Christopher Huskilson	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Chief Executive Officer, Algonquin Power & Utilities Corp.	Canada

Darren Myers	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Chief Financial Officer, Algonquin Power & Utilities Corp.	Canada

Johnny Johnston	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Chief Operating Officer, Algonquin Power & Utilities Corp.	Canada UK

Jeffery Norman	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	President of Renewables, Algonquin Power & Utilities Corp.	Canada

Sarah MacDonald	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Chief Human Resources Officer, Algonquin Power & Utilities Corp.	Canada

Jennifer Tindale	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Chief Legal Officer and Corporate Secretary, Algonquin Power & Utilities Corp.	Canada

Colin Penny	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Chief Information Officer, Algonquin Power & Utilities Corp.	Canada

ALGONQUIN (AY HOLDCO) B.V. DIRECTORS

Name	Business Address	Principal Occupation or Employment	Citizenship

Dana John Easthope	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Vice President and Assistant Corporate Secretary, Algonquin Power & Utilities Corp.	Canada

Pravienkoemar Mahabier	Jupiter Building, 2nd Floor, Herikerbergweg 88, 1101CM, Amsterdam	Director Relationship Management Corporates, Vistra Netherlands	Netherlands

Laurentius Ireneus Winfridus Klein	Jupiter Building, 2nd Floor, Herikerbergweg 88, 1101CM, Amsterdam	Director Relationship Management Corporates, Vistra Netherlands	Netherlands

LIBERTY (AY HOLDINGS) B.V. DIRECTORS

Name	Business Address	Principal Occupation or Employment	Citizenship

Dana John Easthope	354 Davis Road, Suite 100 Oakville, Ontario L6J 2X1	Vice President and Assistant Corporate Secretary, Algonquin Power & Utilities Corp.	Canada

Pravienkoemar Mahabier	Jupiter Building, 2nd Floor, Herikerbergweg 88, 1101CM, Amsterdam	Director Relationship Management Corporates, Vistra Netherlands	Netherlands

Laurentius Ireneus Winfridus Klein	Jupiter Building, 2nd Floor, Herikerbergweg 88, 1101CM, Amsterdam	Director Relationship Management Corporates, Vistra Netherlands	Netherlands